Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Issues Correction to Its Press Release dated May 16, 2016

Beijing, China – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced a correction to its press release issued on Monday 16, 2016 with the headline “Hollysys Automation Technologies Reports Unaudited Financial Results for the First Nine Months and the Third Quarter Ended March 31, 2016” (the “Original Release”).

Certain financial numbers related to the three and nine months ended March 31, 2015 included in the Original Release were incorrect due to a clerical error by using an early version for public releasing. The 6-K filed with the Securities and Exchange Commission on May 16, 2016 is still accurate. Therefore, the Company has corrected these errors and attached this new corrected press release to keep consistency with its Form 6-K filed with the Securities and Exchange Commission on May 16, 2016.

The corrected press release is included below:

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Nine Months and the Third Quarter Ended March 31, 2016

First Nine Months of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $87.2 million, an increase of 8.6% compared to the comparable prior year period.
•	Total revenues were $396.7 million, an increase of 1.9% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 37.2%, compared to 41.1% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $1.45, an increase of 6.6% compared to the comparable prior year period.
•	Net cash provided by operating activities was $36.9 million for the current period.
•	DSO of 169 days, compared to 194 days for the comparable prior year period.
•	Inventory turnover days of 38 days, compared to 46 days from the comparable prior year period.

Third Quarter of Fiscal Year 2016 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $23.1 million, a decrease of 21.7% compared to the comparable prior year period.
•	Total revenues were $118.8 million, an increase of 0.5% compared to the comparable prior year period.

Hollysys Automation Technologies, Ltd	2

•	Non-GAAP gross margin was at 31.7%, compared to 46.0% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.38, a decrease of 24.0% compared to the comparable prior year period.
•	Net cash used in operating activities was $16.7 million for the current quarter.
•	DSO of 181 days, compared to 228 days for the comparable prior year period.
•	Inventory turnover days of 40 days, compared to 66 days for the comparable prior year period.

Beijing, China – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2016 third quarter ended on March 31, 2016 (see attached tables). The management of Hollysys, stated:

“For industrial automation business, we have insisted in executing our strategy to review the potential needs of the market in upgrading and reforming projects to mitigate the revenue which is continuously declining from new constructions in current situation. Industries like petro-chemical, metallurgy and building materials still perform weak. However, as supplement, power industry is maintaining stable, we have signed several new DCS contracts in coal fire power, especially in high levels, the supercritical coal fire generating units, such as Jiujiang Shenhua 2X1052MW, Guohua Ningdong 2X660MW and Xinjiang TBEA 2X660MW power units. Nuclear side, we are providing DCS for Hongyanhe #5 and #6 units. In factory automation, we will continue to expand our sales force and allocate more resources to this area, and to make an effort raise our uniquely customized turnkey solutions. As mentioned above, even though industrial automation revenue is declining, we will always try our best to minimize the impact, including adjusting internally to better cope with external environment and to keep sustainable long-term healthy development.

In high-speed railway, as China is continuously investing a certain scale on supporting high-speed railway sector for the next five years, we are still benefit from the policy of 13th five-year-plan. As new products and technologies contribute in the next, we have confident that the high-speed railway’s performance will be remaining stable.

For subway business, we won the new biddings for Chengdu Line 10 and Wuhan Subway Line 8 SCADA contracts. Meanwhile, the SCADA for Beijing Subway Line 14 Middle Section and Beijing Changping Subway Phrase II are both in operating stage, we gained consistent favorable reputation by the customers. This is encouraging us for seeking opportunities to work with more local transportation bureaus from the first tiers cities down. We will continue to deliver quality works and work closely with subway authorities in the future to build up our SCADA and subway signaling businesses.

In the mechanical and electrical solution segment, Concord and Bond have mainly focused in further development of Southeast Asia and Middle East markets. Even they are facing difficulties such as worsen market competitive environment, the lack of new-built projects and projects delay, rising cost and seasonal lumpiness, they are persevering in hard working. For this quarter revenue and backlog are both increased compared to same quarter last year. For long-term, we think the market still have much potential demand, and we will strengthen internal control and adjustment to keep M&E development in the future.

Hollysys Automation Technologies, Ltd	3

Lastly, for extending international business, we are in the process of setting up local service centers in abroad. In India, we won the bidding to provide DCS and SIS to Lanco Solar Power Polycrystalline Silicon Project. In Southeast Asia region, we won the bidding to provide DCS and DEH for Indonesia Qingshan 2X350MW Coal-fire Power Units. Through accumulating track record in the targeting area, we are enhancing our brand name recognition overseas. With our proprietary technologies and products, well industry expertise and customized solution, we will continue to create value for our shareholders.”

The Third Quarter and First Nine Months of Fiscal Year 2016 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Nine months ended
	Mar 31, 2016	Mar 31, 2015	% Change	Mar 31, 2016	Mar 31, 2015	% Change

Revenues	$118,793	118,229	0.5%	$396,657	389,188	1.9%
Integrated contract revenue	$99,757	106,360	(6.2)%	$344,929	353,865	(2.5)%
Products sales	$16,157	9,807	64.7%	$42,992	28,992	48.3%
Service rendered	$2,879	2,062	39.6%	$8,736	6,331	38.0%
Cost of revenues	$81,126	63,827	27.1%	$249,000	229,251	8.6%
Gross profit	$37,667	54,402	(30.8)%	$147,657	159,937	(7.7)%
Total operating expenses	$17,986	17,417	3.3%	$55,292	63,693	(13.2)%
Selling	$5,237	5,712	(8.3)%	$18,957	19,686	(3.7)%
General and administrative	$8,685	8,971	(3.2)%	$28,438	33,751	(15.7)%
Research and development	$8,369	9,369	(10.7)%	$27,969	28,262	(1.0)%
VAT refunds and government subsidies	$(4,305)	(6,635)	(35.1)%	$(20,072)	(18,006)	11.5%
Income from operations	$19,681	36,985	(46.8)%	$92,365	96,244	(4.0)%
Other (loss) income, net	$(394)	613	(164.3)%	$1,383	1,883	(26.6)%
Foreign exchange gains (losses)	$1,543	660	133.8%	$729	(8)	(9212.5)%
Gains on disposal of investments in equity investees	-	80	(100.0)%	$-	80	(100.0)%
Share of net income (losses) of equity investees	$6,409	(1,664)	(485.2)%	$6,486	(4,151)	(256.3)%
Dividend income from cost investees	$-	-	-	$-	248	(100.0)%
Interest income	$1,212	735	64.9%	$4,051	2,446	65.6%
Interest expenses	$(161)	(328)	(50.9)%	$(914)	(994)	(8.0)%
Income tax expenses	$3,358	6,602	(49.1)%	$13,140	13,735	(4.3)%
Net income attributable to noncontrolling interests	$1,787	904	97.7%	$3,727	1,704	118.7%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$23,145	29,575	(21.7)%	$87,233	80,309	8.6%
Non-GAAP basic EPS	$0.39	0.51	(23.5)%	$1.48	1.38	7.2%
Non-GAAP diluted EPS	$0.38	0.50	(24.0)%	$1.45	1.36	6.6%
Share-based compensation expenses	$1,128	707	59.5%	$3,265	1,638	99.3%
Amortization of acquired intangible assets	$166	655	(74.7)%	$654	4,086	(84.0)%
Acquisition-related incentive share contingent consideration	$-	(2,862)	(100.0)%	$(1,745)	(2,978)	(41.4)%
Fair value adjustments of acquisition-related cash contingent consideration	$-	-	-	$-	201	(100.0)%
Convertible bond related fair value adjustments	$-	(567)	(100.0)%	$-	(486)	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$21,851	31,642	(30.9)%	$85,059	77,848	9.3%
GAAP basic EPS	$0.37	0.54	(31.5)%	$1.44	1.34	7.5%
GAAP diluted EPS	$0.36	0.53	(32.1)%	$1.41	1.32	6.8%

Basic weighted average common shares outstanding	59,082,795	58,275,396	1.4%	59,061,277	58,268,168	1.4%
Diluted weighted average common shares outstanding	60,555,132	59,181,311	2.3%	60,594,356	59,133,233	2.5%

Hollysys Automation Technologies, Ltd	4

Operational Results Analysis for the quarter ended March 31, 2016

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2016 increased from $118.2 million to $118.8 million, representing an increase of 0.5%. Broken down by the revenue types, integrated contracts revenue decreased by 6.2% to $99.8 million, products sales revenue increased by 64.7% to $16.2 million, and services revenue increased by 39.6% to $2.9 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

	Three months ended Mar 31,				Nine months ended Mar 31,
	2016		2015		2016		2015
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	38,026	32.0%	41,649	35.2%	141,769	35.7%	155,590	40.0%
Rail Transportation	56,157	47.3%	56,093	47.4%	174,366	44.0%	130,546	33.5%
Mechanical and Electrical Solutions	17,089	14.4%	15,949	13.5%	62,357	15.7%	92,939	23.9%
Miscellaneous	7,521	6.3%	4,538	3.9%	18,165	4.6%	10,113	2.6%
Total	118,793	100.0%	118,229	100.0%	396,657	100.0%	389,188	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 31.7% for the three months ended March 31, 2016, as compared to 46.0% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 27.1%, 55.5% and 59.1% for the three months ended March 31, 2016, as compared to 43.4%, 71.7% and 56.0% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 31.6% for the three months ended March 31, 2016, as compared to 45.5% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 26.9%, 55.5% and 59.1% for the three months ended March 31, 2016, as compared to 42.8%, 71.7% and 56.0% for the same period of the prior year respectively.

Hollysys Automation Technologies, Ltd	5

Selling expenses were $5.2 million for the three months ended March 31, 2016, representing a decrease of $0.5 million or 8.3% compared to $5.7 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.4% and 4.8% for the three months ended March 31, 2016, and 2015, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.7 million for the quarter ended March 31, 2016, representing a decrease of 0.3 million, or 3.2%, as compared to $9.0 million for the same period of the prior year. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.3% and 7.6% for quarters ended March 31, 2016 and 2015 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $9.8 million and $9.7 million for the three months ended March 31, 2016 and 2015, respectively.

Research and development expenses were $8.4 million for the three months ended March 31, 2016, a decrease of $1.0 million or 10.7% compared to $9.4 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 7.0% and 7.9% for the quarter ended March 31, 2016 and 2015, respectively.

The VAT refunds and government subsidies were $4.3 million for three months ended March 31, 2016, as compared to $6.6 million for the same period in the prior year, representing a $2.3 million or 35.1% decrease. For the nine months ended March 31, 2016, the VAT refunds and government subsidies were $20.1 million, an increase of $2.1 million compared to $18.0 million for the same period of the prior year respectively.

The income tax expenses and the effective tax rate were $3.4 million and 12.4% for the three months ended March 31, 2016, as compared to a $6.6 million and 16.9% for comparable prior year period. When excluding the impact of non-GAAP adjustments on the income before income taxes, the effective tax rate would have been 11.9% for the current quarter and 17.8% for the comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries apply to different tax rates.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles and acquisition-related consideration fair value adjustments was $23.1 million or $0.38 per diluted share based on 60.6 million shares outstanding for the three months ended March 31, 2016. This represents a 21.7% decrease over the $29.6 million or $0.50 per share based on 59.2 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $21.9 million or $0.36 per diluted share representing a decrease of 30.9% over the $31.6 million or $0.53 per diluted share reported in the comparable prior year period.

Hollysys Automation Technologies, Ltd	6

Integrated Contracts Backlog Highlights

Hollysys’ backlog for integrated contracts as of March 31, 2016 was $498.5 million, representing a decrease of 5.4% compared to $527.0 million as of December 31, 2015 and almost equal to $498.7 million as of March 31, 2015. The detailed breakdown of the backlog for integrated contracts by segments is shown below:

(In USD thousands)			Quarter-over-Quarter Analysis			Year-over-Year Analysis
	2016-3-31		2015-12-31			2015-3-31
	$	% to Total Backlog	$	% to Total Backlog	% Change	$	% to Total Backlog	% Change
Industrial Automation	107,828	21.6%	105,805	20.1%	1.9%	145,330	29.1%	(25.8%)
Rail Transportation	259,770	52.1%	301,571	57.2%	(13.9%)	257,450	51.7%	0.9%
Mechanical and Electrical Solutions	130,900	26.3%	119,617	22.7%	9.4%	95,910	19.2%	36.5%
Total	498,498	100.0%	526,993	100.0%	(5.4%)	498,690	100.0%	(0.0%)

Cash Flow Highlights

For the three months ended March 31, 2016, the total net cash inflow was $10.8 million. The net cash used in operating activities was $16.7 million. The net cash provided by investing activities was $29.8 million, mainly consisted of $52.2 million as maturity of time deposits with original maturities over three months, which was partially offset by $20.4 million in time deposits over three months placed with banks. The net cash used in financing activities was $3.8 million, mainly due to repayments of long-term bank loans of $5.4 million, which was partially offset by proceeds from short-term bank loans and long-term bank loans of $1.2 million.

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $256.4 million, $275.6 million, and $179.7 million as of March 31, 2016, December 31, 2015 and March 31, 2015, respectively. As of March 31, 2016, the company held $199.5 million in cash and cash equivalents and $56.9 million in time deposits with original maturities over three months.

For the three months ended March 31, 2016, Days Sales Outstanding (“DSO”) was 181 days, as compared to 228 days for the comparable prior year period and 138 days for the last quarter; and inventory turnover was 40 days, as compared to 66 days for the comparable prior year period and 34 days for the last quarter.

Outlook for FY 2016

The management concluded, “Given our strong backlog currently on-hand and sales pipeline envisioned so far, we reiterate our guidance for fiscal year 2016 with revenue in the range of $565 million to $600 million and non-GAAP net income in the range of $110 million to $120 million.”

Hollysys Automation Technologies, Ltd	7

Conference Call

The Company will host a conference call at 9:00 p.m. U.S. Eastern Time on May 15, 2016 / 9:00 a.m. Beijing Time on May 16, 2016, to discuss the financial results for the fiscal year 2016 third quarter ended on March 31, 2016 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 7392119.

4001-200-539	(Mainland China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US - New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

Hollysys Automation Technologies, Ltd	8

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies, Ltd.

www.hollysys.com
+86-10-5898-1386
investors@hollysys.com

Hollysys Automation Technologies, Ltd	9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In USD thousands except for number of shares and per share data)

	Three months ended March 31,		Nine months ended March 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$99,757	$106,360	$344,929	$353,865
Products sales	16,157	9,807	42,992	28,992
Revenue from service	2,879	2,062	8,736	6,331
Total revenues	118,793	118,229	396,657	389,188

Costs of integrated contracts	72,921	60,802	227,270	222,621
Costs of products sold	7,194	2,773	19,176	8,355
Costs of services rendered	1,177	907	3,208	2,361
Gross profit	37,501	53,747	147,003	155,851

Operating expenses
Selling	5,237	5,712	18,957	19,686
General and administrative	9,813	9,678	31,703	35,389
Research and development	8,369	9,369	27,969	28,262
VAT refunds and government subsidies	(4,305)	(6,635)	(20,072)	(18,006)
Total operating expenses	19,114	18,124	58,557	65,331

Income from operations	18,387	35,623	88,446	90,520

Other (expenses) income, net	(394)	3,475	3,128	4,861
Foreign exchange gains (losses)	1,543	660	729	(8)
Gains on disposal of investments in equity investees	-	80	-	80
Share of net income (losses) of equity investees	6,409	(1,664)	6,486	(4,151)
Dividend income from cost investees	-	-	-	248
Interest income	1,212	735	4,051	2,446
Interest expenses	(161)	239	(914)	(709)
Income before income taxes	26,996	39,148	101,926	93,287

Income taxes expenses	3,358	6,602	13,140	13,735
Net income	23,638	32,546	88,786	79,552

Net income attributable to noncontrolling interests	1,787	904	3,727	1,704
Net income attributable to Hollysys Automation Technologies Ltd.	$21,851	$31,642	$85,059	$77,848

Other comprehensive income, net of tax of nil
Translation adjustments	7,838	(6,383)	(30,867)	(8,369)
Comprehensive income	31,476	26,163	57,919	71,183

Comprehensive income attributable to noncontrolling interests	1,798	530	3,505	887
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$29,678	$25,633	$54,414	$70,296

Net income per ordinary share:
Basic	0.37	0.54	1.44	1.34
Diluted	0.36	0.53	1.41	1.32
Weighted average ordinary shares used in income per share computation:
Basic	59,082,795	58,275,396	59,061,277	58,268,168
Diluted	60,555,132	59,181,311	60,594,356	59,133,233

Hollysys Automation Technologies, Ltd	10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In USD thousands except for number of shares and per share data)

	Mar 31,	Dec 31,
	2016	2015
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$199,477	$188,683
Time deposits with maturities over three months	56,902	86,950
Restricted cash	25,695	27,113
Accounts receivable, net of allowance for doubtful accounts of $38,631 and $39,244 as of March 31,2016 and December 31, 2015, respectively	243,749	234,251
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $7,858 and $5,774 as of March 31, 2016 and December 31, 2015, respectively	185,677	167,626
Other receivables, net of allowance for doubtful accounts of $1,059 and $739 as of March 31, 2016 and December 31, 2015, respectively	12,802	15,882
Advances to suppliers	11,932	10,302
Amounts due from related parties	27,883	32,213
Inventories	35,439	35,505
Prepaid expenses	644	676
Income tax recoverable	609	257
Deferred tax assets	4,450	3,871
Total current assets	805,259	803,329

Restricted cash	3,813	3,713
Prepaid expenses	18	12
Property, plant and equipment, net	79,879	78,357
Prepaid land leases	11,040	10,820
Acquired intangible assets, net	1,019	1,131
Investments in equity investees	17,728	11,360
Investments in cost investees	4,220	4,204
Goodwill	59,754	57,100
Deferred tax assets	2,771	2,791

Total assets	985,501	972,817

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	3,763	2,872
Current portion of long-term loans	6,791	11,880
Accounts payable	105,639	109,392
Construction costs payable	664	1,112
Deferred revenue	102,799	108,627
Accrued payroll and related expenses	9,284	15,160
Income tax payable	4,032	3,638
Warranty liabilities	6,829	7,448
Other tax payables	19,389	21,527
Accrued liabilities	32,227	30,581
Amounts due to related parties	1,263	1,405
Deferred tax liabilities	8,161	8,561

Total current liabilities	300,841	322,203

Long-term loans	20,535	20,402
Deferred tax liabilities	63	64
Long-term warranty liabilities	3,786	2,846

Total liabilities	325,225	345,515

Commitments and contingencies	-	-

Equity
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 59,028,099 and 58,998,599 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	59	59
Additional paid-in capital	209,742	208,241
Statutory reserves	36,590	30,299
Retained earnings	397,158	381,598
Accumulated other comprehensive income	6,938	(886)

Non-controlling interests	9,789	7,991
Total equity	660,276	627,302

Total liabilities and equity	$985,501	$972,817

Hollysys Automation Technologies, Ltd	11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In USD thousands)
	Three months ended Mar 31, 2016	Nine months ended Mar 31, 2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$23,638	$88,786
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,905	5,189
Amortization of prepaid land leases	67	199
Amortization of intangible assets	165	654
Allowance for doubtful accounts	1,888	6,763
Losses on disposal of property, plant and equipment	(106)	199
Share of net income of equity investees	(6,409)	(6,486)
Share-based compensation expenses	1,128	3,265
Deferred income tax expenses	(1,044)	560
Acquisition-related consideration adjustments	-	(1,745)
Accretion of convertible notes discount	57	172
Changes in operating assets and liabilities:
Accounts receivable	(7,070)	(10,346)
Costs and estimated earnings in excess of billings	(19,013)	(28,343)
Inventories	226	(2,668)
Advances to suppliers	(1,613)	2,591
Other receivables	3,018	(1,334)
Deposits and other assets	1,709	(1,644)
Due from related parties	4,499	9,211
Accounts payable	(5,214)	4,921
Deferred revenue	(6,518)	(29,080)
Accruals and other payable	(5,614)	(2,961)
Due to related parties	(166)	32
Income tax payable	47	(1,453)
Other tax payables	(2,270)	390
Net cash (used in) provided by operating activities	(16,690)	36,872

Cash flows from investing activities:
Time deposits with original maturities over three months placed with banks	(20,429)	(81,289)
Purchases of property, plant and equipment	(1,950)	(5,222)
Proceeds from disposal of property, plant and equipment	29	30
Maturity of time deposits with original maturities over three months	52,191	72,445
Net cash provided by (used in) investing activities	29,841	(14,036)

Cash flows from financing activities:
Proceeds from short-term bank loans	938	4,159
Repayments of short-term bank loans	32	(16,346)
Proceeds from long-term bank loans	284	2,579
Repayments of long-term bank loans	(5,409)	(9,603)
Proceeds from exercise of share options	373	373
Net cash used in financing activities	(3,782)	(18,838)

Effect of foreign exchange rate changes	1,425	(12,355)
Net increase (decrease) in cash and cash equivalents	$10,794	$(8,357)

Cash and cash equivalents, beginning of period	$188,683	$207,834
Cash and cash equivalents, end of period	199,477	199,477

Hollysys Automation Technologies, Ltd	12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)
	Three months ended March 31,		Nine months ended March 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cost of integrated contracts	$72,921	$60,802	$227,270	$222,621
Less: Amortization of acquired intangible assets	166	655	654	4,086
Non-GAAP cost of integrated contracts	$72,755	$60,147	$226,616	$218,535

General and administrative expenses	$9,813	$9,678	$31,703	$35,389
Less: Share-based compensation expenses	1,128	707	3,265	1,638
Non-GAAP general and administrative expenses	$8,685	$8,971	$28,438	$33,751

Other (expenses) income, net	$(394)	$3,475	$3,128	$4,861
Add: acquisition-related incentive share contingent considertion fair value adjustment	-	(2,862)	(1,745)	(2,978)
Non-GAAP other income, net	$(394)	$613	$1,383	$1,883

Interest expenses	$(161)	$239	$(914)	$(709)
Add:
acquisition-related cash consideration adjustments	-	-	-	201
convertible bond related fair value adjustment	-	(567)	-	(486)
Non-GAAP interest expenses	$(161)	$(328)	$(914)	$(994)

Net income attributable to Hollysys Automation Technologies Ltd.	$21,851	$31,642	$85,059	$77,848
Add:
Share-based compensation expenses	1,128	707	3,265	1,638
Amortization of acquired intangible assets	166	655	654	4,086
Acquisition-related consideration adjustment	-	(2,862)	(1,745)	(2,777)
Convertible bond related Fair value adjustments	-	(567)	-	(486)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$23,145	$29,575	$87,233	$80,309

Weighted average number of basic ordinary shares	59,082,795	58,275,396	59,061,277	58,268,168
Weighted average number of diluted ordinary shares	60,555,132	59,181,311	60,594,356	59,133,233
Non-GAAP basic earnings per share	$0.39	$0.51	$1.48	$1.38
Non-GAAP diluted earnings per share	$0.38	$0.50	$1.45	$1.36